FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period ended June 30, 2004

Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant=s name into English)

               Biesbosch 225, 1181 JC Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

                           Form 20-F  ...X..                  Form 40-F .....
                                                                     -------
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's >home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ...X..
 If is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- --------

         In connection with MarketPlace Rule 4350(c) 5, the Company is a controled corporation in that approximately 59% of the issued and outstanding shares are owned by two shareholders.

                                           (US $ in thousands)

                                                                            June 30,      December 31,
                                                                              2004            2003
                                                                        ---------------------------------
                                ASSETS
CURRENT ASSETS:
     Cash and cash equivalents....................................................$3,785......    $7,660
     Restricted cash and short-term investments....................................5,858           3,114
     Accounts receivable - trade..................................................11,474......    13,798
     Other current assets..........................................................6,431.......... 6,291
                                                                        ----------------------------------
          Total current assets                                                    27,548          30,863
INVESTMENTS:
     Investment in associated companies............................................3,639           5,308
     Deferred income taxes............................................................31........      32
     Other investment and long term receivables...................................10,172          16,287
                                                                        ----------------------------------
                                                                                  13,842          21,627



PROPERTY AND EQUIPMENT:
     Cost.........................................................................31,414..........30,629...
     Less- accumulated depreciation................................................8,001..         6,666
                                                                        ----------------------------------
                                                                                  23,414          23,964

GOODWILL                                                                             314           5,580
  OTHER ASSETS AND INTANGIBLE ASSETS................................               1,825           2,466
                                                                        ----------------------------------
                                                                                   2,139           8,046
                                                                        ----------------------------------
          Total assets...........................................................$66,943.........$84,500
                                                                        ==================================


                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank credit.......................................................$2,905........  $4,387
     Current maturities of long-term loans.........................................2,615           2,753
     Account payable-trade.........................................................1,392.......      964
     Liabilities for losses associated companies.....................................913           2,130
     Accrued expenses and other liabilities.......................................17,370          17,865
                                                                        ----------------------------------
          Total current liabilities...............................................25,194........  28,099

DEFERRED TAXES ........................................................................-...           19
ACCRUED SEVERANCE PAY...........................................................      60              90
LONG-TERM DEBT, net of current maturities...................................       7,756           9,331
                                                                        ----------------------------------
          Total long-term liabilities..............................................7,816......     9,440
                                                                        ----------------------------------



SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized;  6,672,980 and 6,672,980
        outstanding shares in 2004 and 2003 respectively.......................    3,605           3,605
     Additional paid-in capital...................................................19,670.......   19,670
     Retained earnings............................................................18,421..........30,612
     Cumulative translation adjustments                                           (6,864)         (5,947)
                                                                        ---------------------------------
                                                                                  34,832          47,940
     Treasury stock 144,880 and 159,880 common shares,
     at cost, in 2004 and 2003                                                      (899)           (979)
                                                                        ---------------------------------
                                                                                  33,933          46,961
                                                                        ----------------------------------
          Total liabilities and shareholders' equity..............................66,943          84,500
                                                                        ==================================


                                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                    (US $ in thousands, except share and per share data)


                                                                Three months ended                       Six months ended
                                                           June 30, 2004     June 30, 2003           June 30, 2004    June 30, 2003

Revenues...................................................$15,580.............$18,349                   $30,696          $37,553
Cost of revenues...........................................$14,391........      16,768                    28,706           34,192
                                                         ------------------------------         ----------------------------------
Gross profit.................................................1,189.............. 1,581                     1,990            3,361
           Impairment of assets and goodwill                   710                   -                     6,861                -
           Impairment and amortization of intangible asse       62                  62                       124              124
Selling, general and administrative expenses                 2,932               2,905                     5,297            5,227
                                                         ------------------------------         ----------------------------------
Operating loss .............................................(2,515).............(1,387)                  (10,292)          (1,990)
Interest and other financial income                             89                 655                       198            1,129
Interest and other financial expense                          (409)               (288)                     (650)            (705)
Exchange rate differences....................................   15                  60                        20               28
Other expense, net........................................    (104)               (333)                     (108)            (330)
                                                                   --------------------         ----------------------------------
                                                         ------------------------------         ----------------------------------
Loss before taxes on income                                 (2,924)             (1,293)                  (10,832)          (1,868)
Taxes on income                                                333                (129)                      304             (392)
                                                         ------------------------------         ----------------------------------
Loss from operations of the company and its subsidiaries    (2,592)             (1,422)                  (10,529)          (2,260)
Share in profits (losses) of associated companies               59              (1,417)                   (1,662)          (2,993)
                                                         ------------------------------         ----------------------------------
Loss......................................................$.(2,533).......   .$ (2,839)                $ (12,191)        $ (5,253)
                                                         ==============================         ==================================
Other comprehensive income (loss):
   Translation adjustments                                      76                 777                      (460)           1,680
   Unrealized gains (losses) on marketable securities          (83)                978                      (457)             873
                                                         ------------------------------         ----------------------------------
                                                         ------------------------------
Other comprehensive income (loss)                               (7)              1,755                      (917)           2,553
                                                         ------------------------------         ----------------------------------
Comprehensive loss                                        $ (2,540)           $ (1,084)                $ (13,108)        $ (2,700)
                                                         ==============================         ==================================
                                                         ==============================         ==================================
Loss per Common Share - basic                              $ (0.39)            $ (0.44)                  $ (1.87)         $ (0.81)
                                                         ==============================         ==================================
                                                         ==============================         ==================================
Loss per Common Share - assuming dilution                  $ (0.39)            $ (0.44)                  $ (1.87)         $ (0.81)
                                                         ==============================         ==================================

Weighted average of common shares
      Outstanding........................................6,528,100...........6,513,100                 6,520,600        6,513,100
      Diluted.........................................  .6,528,100...........6,515,827                 6,520,600        6,515,827

                                        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (US $ in thousands)

                                                                                     Period ended     Year ended
                                                                                     June 30, 2004 December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
           Loss for the period...............................................................$(12,191)......$.(18,904)
Adjustments to reconcile net income to net cash
           Provided by (used in) operating activities:
           Depreciation and amortization .                                                   1,813              3,417
           Impairment of goodwill and assets.                                                6,861             14,352
           Deferred income taxes......................................................         435              5,047
           Increase (decrease) in accrued severance pay........................................(28)...............(26)
           Capital loss on fixed assets                                                          7                  6
           Realized loss (gain) on sale of other investments                                   (16)                 -
           Realized gain on marketable securities                                               (1)              (737)
           Interest from other long-term investments                                           153                (31)
           Write off investments and impairment of investment                                    -                400
           Share in losses of associated companies                                           1,662              6,661
           Interest on loan to associated companies                                            (25)              (100)
Changes in operating assets and liabilities:
           Accounts receivable...............................................................2,281..............2,097..
           Other current assets and prepaid expenses                                          (246)            (2,436)
           Accounts payable....................................................................439................(44)..
           Accrued expenses and other liabilities..............................................(457)..........(28,852)..
           -----------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) operating activities..................................687           (19,118)
CASH FLOWS FROM INVESTING ACTIVITIES:
           Decrease (increase) of time deposits and restricted cash                         (2,770)             4,735
           Proceeds from sale of marketable securities available for sale                       27              3,726
           Other investments                                                                     -             (5,202)
           Proceeds from sale of other investments                                           5,170              1,000
           Purchase of equipment and construction of entertainment projects                 (3,453)            (7,895)
           Acquisitions of subsidiaries net of cash acquired                                     -               (711)
           Associated companies - acquisition of shares and granting of loans               (1,194)            (2,109)
           Repayments long term loans granted to a related party                                 -              3,700
           Proceeds from sale of equipment......................................................47................92..
           Decrease (Increase) in other assets...................                              516               (579)
                                                                                     ---------------------------------
           Net cash used in investing activities............................................(1,657)            (3,243)
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option excercised                                                              80                  -
           Long term loan received                                                               -              4,113
           Repayment of long-term liabilities                                               (1,491)            (2,266)
           Net decrease in short-term bank credit                                           (1,437)            (4,270)
           Net cash used in financing activities............................................(2,848)............(2,423)
EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS....................................................................(58)...............(21)
           -----------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents.......................................................(3,876)...........(24,805)
Balance of cash and cash equivalents at beginning of period..................................7,660.............32,465.
----------------------------------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period.......................................$3,785.............$7,660.
======================================================================================================================

                                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                       (US $ in thousands)

                                                                                                  Accumulated
                                             Share capital   Additional                             other
                                            -------------                  Other
                                        Common               Paid in       Capital    Retained    comprehensive   Treasury
                                        shares     Amount    Capital       Surplus    Earnings    income (loss)   Stock       Total
-----------------------------------------------------  ----------------------------------------------------------------------------
Balance at January 1, 2002              6,332,400  $3,592    $19,537       $   25     $26,930     $(11,104)       $(1,720)  $37,260
Changes during 2002:
Stock options exercised                    32,400      13       133                                                             146
Cost of acquisition of treasury stock    (120,000)                                                                  (907)     ($907)
Option to consultants                                                          29                                               $29
Stock options exercised from treasury     268,300                             (54)       (36)                      1,648       1558
Dividend                                                                            ($34,193)                               (34,193)
Comprehensive Income:
Net income......................................                                      56,815                                 56,815
Other comprehensive income (loss):
Translation adjustments...............                                                                710                       710
Unrealized losses on marketable securities..                                                          (40)                      (40)
                                                                                                                          ---------
Comprehensive Income                                                                                                         57,485
                                         --------  --------   --------   --------   -------     ------------     ------   ---------
Balance at December 31, 2002.....      6,513,100  $3,605     $19,670       $    0   $ 49,516      $(10,434)       $ (979)   $ 61,378
Changes during 2003:
Loss                                                                                (18,904)                                (18,904)
Other comprehensive income:
Translation adjustments...............                                                              3,456                     3,456
Unrealized gain on marketable securities..                                                          1,031                     1,031
                                                                                                                             ------
Comprehensive loss                                                                                                          (14,417)
                                      --------  --------  --------  --------  -------  ------------  ---------  ---------
Balance at December 31, 2003 ....     6,513,100  $3,605     $19,670      $     0   $ 30,612      $ (5,947)       $ (979)   $  46,961
                                     ==========  ========  ========  ========  ====  ============  =========  =========
Changes during 2004:
Stock options exercised from treasur     15,000                                                                      80         80
Loss                                                                                (12,191)                                (12,191)
Other comprehensive loss:
Translation adjustments...............                                                              (460)                     (460)
Unrealized losses on marketable securities..                                                        (457)                     (457)
                                                                                                                         ---------
Comprehensive loss                                                                                                        (13,028)
                                    ---------  --------  --------        --------  -------  ------------  ---------  ---------
Balance at June 30, 2004 ........    6,528,100   $3,605    $19,670       $     0    $18,421       $ (6,864)     $ (899)   $33,933
                                     ==========  ========  ========      ========  =======      ============  =========  =========










                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ICTS INTERNATIONAL N.V.

                                      By:/s/ Avraham Dan, CEO

Dated: December 21, 2004